Legend Biotech Reports Third Quarter 2026 Results and Recent Highlights

•CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) net trade sales increased 36% versus third quarter of 2025 to approximately $710 million
•Half of CARTITUDE-2 Cohort A patients remained alive and progression-free without further anti-myeloma treatment five years after a single CARVYKTI® infusion, adding to growing long-term evidence supporting the curative potential of CARVYKTI in earlier-line RRMM
•Updated NCCN Guidelines recommend that all patients with multiple myeloma be referred to a T-cell therapy capable center at first relapse for consideration of available therapies
•Received U.S. FDA IND clearance for LB2501, an investigational CD19/CD20 dual-targeting in vivo CAR‑T therapy for relapsed or refractory B-cell malignancies
•Appointed Ingrid Zhang as Chief Executive Officer
•Cash and cash equivalents, and time deposits of approximately $853 million, as of September 30, 2026

Bridgewater, N.J.—November 10, 2026— Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today reported its third quarter 2026 unaudited financial results and recent highlights.

"We made meaningful progress during the third quarter, expanding the reach of CARVYKTI and advancing our pipeline," said Ingrid Zhang, Chief Executive Officer of Legend Biotech. "Five-year CARTITUDE-2 Cohort A data added to the growing body of long-term evidence supporting the curative potential of CARVYKTI, especially in earlier-line multiple myeloma, demonstrating that half of the 20 patients remained alive and progression-free after a single infusion. Together, the promising early line data and updated NCCN guidelines preferring CAR-T ahead of other BCMA-directed therapies well positions CARVYKTI to potentially gain market share in the second- and third-line setting. We also achieved an important milestone for our next generation cell therapy pipeline with the IND clearance for LB2501. We remain focused on disciplined execution, expanding access to CARVYKTI worldwide, advancing our innovative pipeline, and delivering sustained profitability.”

Recent Data Highlights
Five-Year CARTITUDE-2 Cohort A Data Demonstrate Durable Outcomes Earlier-Line RRMM
•Data from CARTITUDE-2 (NCT04133636) Cohort A, which evaluated patients with relapsed or refractory multiple myeloma (RRMM) after one to three prior lines of therapy (n=20; median follow‑up, 60.7 months), were presented at the 23rd International Myeloma Society (IMS) Annual Meeting in September.
•With extended follow-up, patients continued to experience durable clinical benefit, with a median progression-free survival (PFS) of 60.5 months.
•Median overall survival was not reached at the time of analysis, and 69.2% of patients were alive at five years.
•With a median follow-up of 60.7 months, 10 of 20 patients (50%) remained alive and progression-free without further anti-myeloma treatment ≥5 years after a single CARVYKTI® infusion.
•The safety profile observed with longer follow-up was consistent with the known safety profile of CARVYKTI®, with no new CAR-T-cell-related neurotoxicity reported. Since the previous analysis of CARTITUDE-2 Cohort A with a median follow-up of approximately 30 months[1], one patient developed a new hematologic malignancy (acute myeloid leukemia) and two deaths occurred due to progressive disease and new cancer.
•These findings build on five-year CARTITUDE-1 results presented at the 2025 ASCO Annual Meeting (Abstract #7505), in which 32 of 97 patients (33%) with more heavily pretreated RRMM remained progression-free for five years or more after a single infusion with no further myeloma therapy.

Key Business Developments

1 Hillengass J, Cohen AD, Agha ME, et al. The Phase 2 CARTITUDE-2 trial: updated efficacy and safety of ciltacabtagene autoleucel in patients with multiple myeloma and 1-3 prior lines of therapy (Cohort A) and with early relapse after first line treatment (Cohort B). Blood. 2023;142(Suppl 1):1021.

•Compared to the third quarter of 2025, CARVYKTI net trade sales increased 36% in the third quarter of 2026 to approximately $710 million, with U.S. net trade sales growth of 19% and ex-U.S. net trade sales growth of 86%.
•CARVYKTI is now available across 373 treatment sites in 20 global markets.
•National Comprehensive Cancer Network (NCCN) updated Clinical Practice Guidelines in Oncology (NCCN Guidelines) for Multiple Myeloma. The updated NCCN Guidelines recommend that all patients with multiple myeloma be referred to a T-cell therapy capable center at first relapse for consideration of available therapies. The guidelines also state that when both BCMA CAR-T therapy and T-cell engagers (TCEs) are viable options, current data suggest that CAR-T is preferred, given the established efficacy of TCEs following CAR-T therapy failure, and that prior BCMA-directed therapies should be minimized in patients planning to receive BCMA CAR-T cell therapy.
•Received U.S. Food and Drug Administration (FDA) clearance of the investigational new drug (IND) application for LB2501, an investigational, CD19/CD20 dual-targeting in vivo CAR-T therapy for relapsed or refractory B-cell malignancies, including B-cell non-Hodgkin lymphoma. Early LB2501 clinical data was presented at the European Hematology Association in June 2026 which support the planned Phase I/II trial in the U.S. following the IND clearance. LB2501 is designed to generate CAR-T cells directly within the patient following a single intravenous infusion, making it the first known dual-targeting in vivo CAR-T therapy to receive FDA IND clearance.
•Appointed Ingrid Zhang as Chief Executive Officer, effective September 15, 2026. Ingrid Zhang succeeds Alan Bash, who served as Interim Chief Executive Officer beginning in July 2026 and has resumed his role as President, CARVYKTI.
•Cash and cash equivalents, and time deposits of approximately $853 million as of September 30, 2026.

Third Quarter 2026 Financial Results

•Collaboration Revenue: Collaboration revenue was $353.2 million for the three months ended September 30, 2026, compared to $261.8 million for the three months ended September 30, 2025. The increase of $91.4 million was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen collaboration and license agreement (the “Janssen Agreement”).

•License and Other Revenue: License and other revenue was $6.3 million for the three months ended September 30, 2026, compared to $10.6 million for the three months ended September 30, 2025. The decrease of $4.3 million was primarily attributable to revenue recognized pursuant to our license agreement with Novartis for the development, manufacture, and commercialization of LB2102 and other potential CAR-T therapies selectively targeting DLL-3 (the “Novartis License Agreement”). This revenue is recognized over time in connection with our Phase 1 clinical trial for LB2102.

•Cost of Collaboration Revenue: Cost of collaboration revenue was $147.0 million for the three months ended September 30, 2026, compared to $113.2 million for the three months ended September 30, 2025. The increase of $33.8 million was primarily due to Legend Biotech's share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement.

•Research and Development Expenses: Research and development expenses were $95.3 million for the three months ended September 30, 2026, compared to $113.2 million for the three months ended September 30, 2025. The decrease of $17.9 million was primarily driven by lower expenditures in the cilta-cel clinical program as the patient dosing phases of major trials substantially concluded, partially offset by increased research and development activities primarily related to our in vivo CAR-T programs.

•Administrative Expenses: Administrative expenses were $14.8 million for the three months ended September 30, 2026, compared to $34.7 million for the three months ended September 30, 2025. The decrease of $19.9 million was primarily driven by lower share-based compensation expense associated with the forfeiture of certain unvested equity awards and the resulting reversal of previously recognized compensation expense, partially offset by higher professional fees.

•Selling and Distribution Expenses: Selling and distribution expenses were $55.0 million for the three months ended September 30, 2026, compared to $52.5 million for the three months ended September 30, 2025. The increase of $2.5 million was primarily due to higher commercial costs, including sales force expansion and Janssen-related marketing and market access activities, which rose with collaboration revenue.

•Operating Income (Loss): Operating income for the three months ended September 30, 2026 was $46.8 million compared to an operating loss of $43.3 million for the three months ended September 30, 2025. The year-over-

year improvement of $90.1 million was primarily due to higher gross profit from CARVYKTI®, as well as lower research and development expenses and lower administrative expenses.

•Net Income (Loss): Net income was $51.7 million for the three months ended September 30, 2026, compared to a net loss of $39.6 million for the three months ended September 30, 2025. The year-over-year improvement of $91.3 million was primarily driven by improved operating income.

•Adjusted Net Income: Adjusted net income was $55.6 million for the three months ended September 30, 2026, compared to an adjusted net loss of $18.7 million for the three months ended September 30, 2025. The year-over-year improvement of $74.3 million was mainly driven by higher net income, partially offset by a lower share-based compensation adjustment.

Webcast/Conference Call Details:

Legend Biotech will host its quarterly earnings call and webcast today at 8:00am ET. To access the webcast, please visit this weblink.

A replay of the webcast will be available on Legend Biotech’s website at https://investors.legendbiotech.com/events-and-presentations.

About Legend Biotech

With over 3,300 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. Legend Biotech is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the United States, Legend Biotech is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, Legend Biotech plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at https://legendbiotech.com and follow us on X, Instagram, and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to the expected timing of initiation, completion, and results and data of Legend Biotech’s early-stage cell therapy portfolio; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI®, its therapeutic potential and its ability to potentially gain market share in the second- and third-line setting; statements relating to the potential of LB2501, including the reproducibility and durability of any favorable results initially seen in patients dosed to date in clinical trials; statements related to Legend Biotech’s ability to fund its operations beyond 2026 and to achieve profitability in 2026; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by Legend Biotech’s third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (SEC) on March 10, 2026 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT:
Caroline Paul

Tel: (973) 650-5832
caroline.paul@legendbiotech.com

PRESS CONTACT:
Kim Fox
Tel: (848) 388-8445
media@legendbiotech.com

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in millions, except per share data)	2026	2025	2026	2025
REVENUE
Collaboration revenue	$353.2	$261.8	$977.7	$667.1
License and other revenue*	6.3	10.6	74.4	55.4
Total revenue	359.5	272.4	1,052.1	722.5
Cost of collaboration revenue	(147.0)	(113.2)	(458.4)	(277.6)
Cost of license and other revenue	(0.6)	(2.1)	(2.5)	(7.0)
Research and development expenses	(95.3)	(113.2)	(277.0)	(313.4)
Administrative expenses	(14.8)	(34.7)	(87.8)	(98.8)
Selling and distribution expenses	(55.0)	(52.5)	(168.5)	(141.6)
Other operating expenses**	—	—	(3.2)	(1.0)
Operating income (loss)	46.8	(43.3)	54.7	(116.9)
Finance costs	(3.9)	(5.6)	(15.2)	(15.9)
Finance income	8.3	9.6	21.2	32.1
Other (expense) income, net	(1.8)	0.3	(8.9)	(162.3)
Income (loss) before tax	49.4	(39.0)	51.8	(263.0)
Income tax benefit (expense)	2.3	(0.6)	(21.2)	(3.0)
Net income (loss)	$51.7	$(39.6)	$30.6	$(266.0)

EARNINGS (LOSS) PER SHARE
Basic	$0.13	$(0.11)	$0.08	$(0.72)
Diluted	$0.13	$(0.11)	$0.08	$(0.72)

Weighted average shares outstanding
Basic	387.6	369.3	377.3	368.4
Diluted	400.3	369.3	388.4	368.4

*Certain prior year amounts included within other revenue have been combined into the license and other revenue line for comparative purposes.

** Certain prior year amounts have been reclassified to present loss on asset impairment into the other operating expenses line for comparative purposes.

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT SEPTEMBER 30, 2026 AND DECEMBER 31, 2025

(Dollars in millions)	September 30, 2026	December 31, 2025
NON-CURRENT ASSETS	(Unaudited)
Property, plant and equipment	$127.9	$116.3
Right-of-use assets	311.6	285.2
Collaboration prepaid leases	71.3	72.7
Other non-current assets	25.8	12.4
Total non-current assets	$536.6	$486.6
CURRENT ASSETS
Collaboration inventories, net	39.8	32.0
Trade receivables	—	13.1
Prepayments, other receivables and other assets	252.5	253.4
Time deposits	391.8	46.7
Cash and cash equivalents	460.7	901.9
Total current assets	1,144.8	1,247.1
TOTAL ASSETS	$1,681.4	$1,733.7

CURRENT LIABILITIES
Trade payables	$72.0	$83.0
Tax payable	30.0	19.2
Other payables and accruals	130.6	195.4
Lease liabilities	11.8	7.4
Contract liabilities	—	11.3
Collaboration interest-bearing advanced funding	44.1	319.1
Other current liabilities	1.1	1.0
Total current liabilities	$289.6	$636.4
NON-CURRENT LIABILITIES
Lease liabilities long term	111.5	87.2
Other non-current liabilities	7.6	8.0
Total non-current liabilities	$119.1	$95.2
TOTAL LIABILITIES	$408.7	$731.6
EQUITY
Share capital	$0.1	$0.1
Reserves	1,272.6	1,002.0
Total equity	$1,272.7	$1,002.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,681.4	$1,733.7

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in millions)	2026	2025	2026	2025
Income (loss) before tax	$49.4	$(39.0)	$51.8	$(263.0)
Cash flows (used in) provided by operating activities	(35.9)	28.8	(141.9)	(88.0)
Cash flows (used in) provided by investing activities	(124.9)	(20.0)	(412.9)	71.1
Cash flows (used in) provided by financing activities	(50.7)	0.7	115.8	0.4
Effect of foreign exchange rate changes on cash and cash equivalents	(0.7)	2.9	(2.2)	8.7
Net (decrease) increase in cash and cash equivalents	(212.2)	12.4	(441.2)	(7.8)
Cash and cash equivalents at beginning of the period	672.9	266.5	901.9	286.7
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$460.7	$278.9	$460.7	$278.9

RECONCILIATION OF IFRS TO NON-IFRS MEASURES

We use Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share (which we sometimes refer to as “Adjusted EPS” or “ANI per Share”, respectively) as performance metrics. Adjusted Net Income (Loss) and ANI per share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Income (Loss) has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Income (Loss) does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.

•Adjusted Net Income (Loss) excludes unrealized foreign exchange gain or loss.

•Adjusted Net Income (Loss) does not reflect changes in, or cash requirements for, our working capital needs.

•In addition, Adjusted Net Income (Loss) excludes items such as share-based compensation expense, which has been, and will continue to be for the foreseeable future, non-cash expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Income (Loss) and ANI per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Income (Loss) and ANI per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Income (Loss) as a performance metric that guides management in its operation of and planning for the future of the business. We believe that Adjusted Net Income (Loss) provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Income (Loss) as net income (loss) adjusted for (1) non-cash items such as depreciation and amortization, share-based compensation, impairment loss, and (2) unrealized foreign exchange gain or loss.

ANI per Share is computed by dividing Adjusted Net Income (Loss) by the weighted average shares outstanding.

A reconciliation between Adjusted Net Income (Loss) and Net Income (Loss), the most directly comparable measure under IFRS, has been provided in the table below.

LEGEND BIOTECH CORPORATION
RECONCILIATION OF IFRS TO NON-IFRS
(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in millions, except per share data)	2026	2025	2026	2025
Net income (loss)	$51.7	$(39.6)	$30.6	$(266.0)
Depreciation and amortization	11.0	6.0	38.4	17.1
Share-based compensation	(9.6)	15.0	27.1	49.6
Impairment charges (1)	—	—	3.2	1.0
Unrealized foreign exchange loss (gain) (2)	2.5	(0.1)	9.1	162.6
Adjusted net income (loss)	$55.6	$(18.7)	$108.4	$(35.7)

ANI (ANL) Weighted average shares outstanding:
Basic	387.6	369.3	377.3	368.4
Diluted	400.3	369.3	388.4	368.4

ANI (ANL) per share:
Basic	$0.14	$(0.05)	$0.29	$(0.10)
Diluted	$0.14	$(0.05)	$0.28	$(0.10)

(1) Included in Other operating expenses
(2) Included in Other (expense) income, net

LEGEND BIOTECH CORPORATION
RECONCILIATION OF CARVYKTI REVENUE
(UNAUDITED)

(Dollars in millions, rounded)	Revenue per J&J Q3 2026 Earnings Release	Legend's 50% share	Legend Reported Q3 2026 Revenue	F/X Variance
US	$472	$236	$236	$—
ROW	238	119	117	2
Total	$710	$355	$353	$2